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                                                                  EXHIBIT (E)(9)


10355 N. De Anza Boulevard
Cupertino, CA 95014
TEL: 408 863-6600
FAX: 408 777-1451

TELOCITY

January 24, 2000

Mr. David Wilson
Via Hand Delivery

Re:  Employment Agreement
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Dear David,

I am pleased to offer you the regular full time position of Vice President, Telocity Financial Services reporting to me (the Chief Financial Officer of the company).

If you accept this offer, upon becoming an employee of the Company, you will receive a monthly salary of $12,500.00 which will be paid in two installments, on the fifteenth and last day of each month, in accordance with the Company's normal payroll procedures.

You will be eligible for a quarterly bonus of up to 50% of base pay for the first and second quarter of Fiscal year 2000 subject to the company's Performance Incentive Plan. The company's Performance Incentive Plan will be redesigned in the June / July timeframe.

Telocity offers full medical and dental coverage benefits for its employees, for which you will become eligible on your first day of employment. The Company offers a 40l(k) Savings Plan and section 125 Pretax Savings for which you will be eligible for on the 1st of the following month of employment.

If you choose to accept the offer, your employment with the Company will be voluntarily entered into and will be for no specified period. As a result, you will be free, without penalty or compensation to the Company, to resign at any time, for any reason or for no reason, as you deem appropriate. The Company will have a similar right and, without penalty or compensation, may terminate your employment at any time, with or without cause. However, the only exceptions to the foregoing provision will be that if either: (i) your employment is terminated by the Company Without Cause (as defined below); or (ii) you resign for Good Reason (as defined below) then, as your sole remedy and compensation, the Company will provide you a lump sum cash payment equal to three months of your then-existing base salary.

Resignation for "Good Reason" is defined as and will be deemed to exist if any
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of the following conditions occur, provided that such conditions persist for fifteen (15) business days after written notice to the Company and reasonable opportunity for the Company to cure: (1) the Company, its successor or assign decreases your base salary or benefits: (ii) the Company its successor or
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                                                                January 24, 2000
                                                                     Page 2 of 3

assign makes an adverse change in your position, title, duties, authority, responsibilities or duties that you assume during the course of your employment with the Company (provided that the Company or its successor may provide an equivalent position); (iii) the Company its successor or assign requires the relocation of your work place to a location outside the San Francisco Bay Area (i.e., outside Marin County, Contra Costa County, Alameda County, San Francisco County, San Mateo County or Santa Clara County); (iv) the Company its successor or assign breaches any provision of your Employment Agreement, provided it has a reasonable opportunity to cure; or (v) the Company fails to obtain the assumption of your Employment Agreement by any successor or assign of the Company.

Termination "for Cause" is defined as your termination by the Company based
             ---------
upon: (i) willful and serious misconduct injurious to the Company; (ii) conviction of a crime that constitutes a felony; (iii) your willful refusal to perform any of the duties assigned in the normal course of your employment with the Company; (iv) your improper disclosure of the Company's confidential or proprietary information; (v) any act by you undertaken with the intent to materially harm, or with the reasonable likelihood that it would materially harm, the Company's reputation or business; or (vi) any material breach of your Employment Agreement, which breach, if curable, is not cured within thirty (30) days following written notice of such breach from the Company.

Your employment with the Company is conditional upon you having successfully completed your H1-B Visa processing and presentment of satisfactory documentation of the same to the Company. You will also be required to sign an Employee Inventions and Proprietary Rights Assignment Agreement as a condition of your employment.

In the event of any dispute or claim relating to or arising out of our employment relationship, this agreement, or the termination of our employment relationship (including but not limited to claims of wrongful termination or age, sex, disability, race or other discrimination or harassment), you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association in Santa Clara County, California. By making this agreement, both you and the Company waive our respective rights to have such disputes tried by a court or jury. However, we agree that this arbitration provision will not apply to any disputes or claims relating to the misuse or misappropriation of trade secrets or proprietary information.

This letter and the Employee Inventions and Proprietary Rights Assignment Agreement set forth terms of your employment with the Company and superscede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement signed by both parties.

To indicate your acceptance of the Company's offer, please sign and date this letter, and the enclosed Employee Inventions and Proprietary Rights Agreement. Return both pages of this letter by fax to our confidential fax number 408 863-4783, no later than January 27, 2000. A duplicate original of the letter and the Employee Inventions and Proprietary Rights Agreement is enclosed for your files. Please keep them in a secure place. This offer is highly confidential, so



This Document Highly Confidential
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                                                                January 24, 2000
                                                                     Page 3 of 3

please do not disclose its terms to anyone other than your advisor(s). Please bring both the originals of the letter and the Agreement with you on your first day with the Company.

We at Telocity are excited about the prospect of you joining our team. We look forward to working together.

Sincerely,



Edward J. Hayes, Jr.
Executive Vice President &
Chief Financial Officer

Enclosures

Agreed to and Accepted:



/s/ DAVID W. WILSON          1/25/2000
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David W. Wilson              Date